UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D

Under the Securities Exchange Act of 1934

Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and Amendments Thereto Filed
Pursuant to Rule 13d-2(a)

Dehaier Medical Systems Limited

(Name of Issuer)

Common shares, par value $0.002731 per share

(Title of Class of Securities)

G27010 100

(CUSIP Number)

He Zhitao

Hangzhou Liaison Interactive Information Technology Co., Ltd.

18/F, Xintu Tower

451 Wulianwang Street

Binjiang District, Hangzhou

Zhejiang Province 310051, People’s Republic of China

+86-0571-2828-0882

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 18, 2016

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	G27010 100

1.	NAME OF REPORTING PERSON: Hangzhou Liaison Interactive Information Technology Co., Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 12,111,111 (includes warrants to purchase 1,000,000 common shares)
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 12,111,111 (includes warrants to purchase 1,000,000 common shares)
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,111,111(1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 66.1%(2)
14.	TYPE OF REPORTING PERSON CO

(1)         Includes (i) 11,111,111 common shares, par value $0.002731 per share issued and outstanding as of August 18, 2016 and (ii) 1,000,000 common shares underlying warrants to purchase common shares, which are exercisable within 60 days after the date hereof, in each case as disclosed in the share purchase agreement, dated as of April 28, 2016 (the “SPA”), by and between the Issuer and Hangzhou Liaison Interactive Information Technology Co., Ltd. (“the Reporting Person”) and amendment no. 1 to share purchase agreement, dated June 28, 2016 (the “SPA Amendment No. 1”), by and between the Issuer and the Reporting Person.

(2)         Based on an aggregate of 18,312,856 common shares, including (i) 6,201,745 common shares issued and outstanding as of April 18, 2016 as disclosed in the SPA and the SPA Amendment No. 1, (ii) 11,111,111 common shares newly issued by the Issuer to the Reporting Person pursuant to the SPA and the SPA Amendment No. 1, and (iii) 1,000,000 common shares underlying warrants to purchase common shares, which are exercisable within 60 days after the date hereof by the Reporting Person. Based on the foregoing, the percentage of common shares beneficially owned by the Reporting Person equals 66.1%.

ITEM 1.          SECURITY AND ISSUER

This Schedule 13D (this “Schedule 13D ”) relates to the common shares, par value $0.002731 per share (the “Shares”) of Dehaier Medical Systems Limited, a British Virgin Islands company (the “Company” or “Issuer”). The Issuer’s principle place of business is Room 501, 83 Fuxing Road, Haidian District, Beijing 100856, People’s Republic of China.

ITEM 2.          IDENTITY AND BACKGROUND

(a)          This Schedule 13D is being filed pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) by Hangzhou Liaison Interactive Information Technology Co., Ltd, a company organized under the laws of the People’s Republic of China (the “Reporting Person”).

(b)          The principle business address and principle executive offices of the Reporting Person is 18/F, Xintu Tower, 451, Wulianwang Street, Binjiang District, Hangzhou, Zhejiang Province 310051, People’s Republic of China. The name, business address, citizenship and present principal occupation or employment of each executive officer and each member of the board of directors of the Reporting Person are set forth on Schedule A hereto and are incorporated herein by reference.

(c)          The principal business of the Reporting Person is research, development and operation of mobile terminal operation systems, middleware platforms and related applications.

(d) – (e) During the last five years, none of the Reporting Person nor, to the knowledge of the Reporting Person, any person named in Schedule A (a) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.          SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Pursuant to the share purchase agreement, dated as of April 28, 2016 (the “SPA”) and amendment no. 1 to share purchase agreement, dated June 28, 2016 (the “SPA Amendment No. 1”), in each case by and between the Issuer and the Reporting Person, upon the closing on August 18, 2016, the Reporting Person acquired for an aggregate purchase price of $20,000,000 (i) 11,111,111 Shares newly issued by the Issuer (the “Issued Shares”) at approximately $1.80 per share and (ii) warrants to purchase 1,000,000 Shares of the Issuer at a purchase price of $2.20 per share (the “Issued Warrants”) in consideration of the payment by the Reporting Person of the purchase price. The information disclosed in this paragraph does not purport to be complete and is qualified in its entirety by reference to the SPA and the SPA Amendment No. 1, copies of which are filed as Exhibit 7.01 and Exhibit 7.02 and are incorporated herein by reference in their entirety.

In connection with the closing under the SPA and the SPA Amendment No. 1, the Reporting Person funded the purchase price paid to the Issuer under the SPA and the SPA Amendment No. 1 using the Reporting Person’s working capital. Such funding was made in the form of an equity contribution of $20,000,000 to the Issuer.

The information set forth or incorporated by reference in Item 5 of this Schedule 13D is hereby incorporated by reference in this Item 3.

ITEM 4.          PURPOSE OF TRANSACTION

The Issuer and the Reporting Person entered into the SPA on April 28, 2016 and the SPA Amendment No. 1 on June 28, 2016, respectively. Pursuant to the SPA and the SPA Amendment No. 1, on August 18, 2016, the Reporting Person acquired (i) 11,111,111 Issued Shares (ii) 1,000,000 Issued Warrants, which are exercisable within 60 days after the date hereof, for an aggregate purchase price of $20,000,000.

The purpose of the transactions contemplated under the SPA and the SPA Amendment No. 1 is to acquire the Issued Shares and Issued Warrants of the Issuer and to gain control of the Issuer. The information disclosed in this paragraph and the preceding two paragraphs is qualified in its entirety by reference to the SPA and the SPA Amendment No. 1, which are incorporated herein by reference in their entirety.

Item 3 and Item 6 of this Schedule 13D is incorporated herein by reference.

Other than described in Item 3 and Item 4 above, the Reporting Person have no plans or proposals which relate to or would result in any of the actions specified in paragraphs (a) through (j) of Item 4 of Schedule 13D. the Reporting Person may, at any time and from time to time, formulate other purposes, plans or proposals regarding the Issuer, or any other actions that could involve one or more of the types of the transactions that have one or more of the results described in paragraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.          INTEREST IN SECURITIES OF THE ISSUER

(a) – (b) The following disclosure is based on an aggregate of 18,312,856 Shares, including (i) 6,201,745 Shares issued and outstanding as of April 28, 2016 as disclosed in the SPA and the SPA Amendment No. 1, (ii) 11,111,111 Shares newly issued by the Issuer to the Reporting Person pursuant to the SPA and the SPA Amendment No. 1, and (iii) 1,000,000 Shares issuable underlying warrants to purchase Shares, which are exercisable within 60 days after the date hereof by the Reporting Person.

Pursuant to Rule 13-d under the Exchange Act, the Reporting Person may be deemed to beneficially own 12,111,111 Shares, including (i) 11,111,111 Shares and (ii) 1,000,000 Shares issuable underlying warrant to purchase Shares, which are exercisable within 60 days after the date hereof by the Reporting Person, and representing 66.1% of the total outstanding Shares of the Issuer as of August 18, 2016. the Reporting Person holds warrants to acquire from the Issuer 1,000,000 Shares at a purchase price of $2.20 per share. The warrants are exercisable by the Reporting Person or its designee in whole or in part at any time after the date hereof.

The Reporting Person is the sole party with voting and dispositive power with regard to the 12,111,111 Shares described under this Schedule 13D.

The information contained on the cover pages to this Schedule 13D, and Item 2, Item 3, Item 4 and Item 6 of this Schedule 13D are incorporated herein by reference.

(c)          To the best knowledge of the Reporting Person, except as described herein, the Reporting Person has not effected any transaction in the Shares during the 60-day period prior to the filing of this Schedule 13D.

(d)          To the best knowledge of the Reporting Person, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares that are the subject of this Schedule 13D.

(e)          Not applicable.

ITEM 6.          CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The descriptions of the SPA under Item 3, Item 4 and Item 5 are incorporated herein by reference. The summary of certain provisions of such agreements in this Schedule 13D are not intended to be complete and are qualified in their entirety by reference to the full text of such agreement.

To the best of the knowledge of the Reporting Person, except as provided herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise), including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, or the giving or withholding of proxies, between the Reporting Person and any other person, with respect to any securities of the Issuer, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities other than standard default and similar provisions contained in loan agreements.

ITEM 7.          MATERIAL TO BE FILED AS EXHIBITS

Exhibit 7.01	Share Purchase Agreement, by and between the Issuer and the Reporting Person, dated as of April 28, 2016, incorporated herein by reference to Exhibit 10.1 to the Report on Form 6-K furnished by the Issuer to the SEC on June 30, 2016.

Exhibit 7.02	Amendment No. 1 to Share Purchase Agreement, by and between the Issuer and the Reporting Person, dated as of June 28, 2016, incorporated herein by reference to Exhibit 10.2 to the Report on Form 6-K furnished by the Issuer to the SEC on June 30, 2016.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 23, 2016

Hangzhou Liaison Interactive Information Technology Co., Ltd

By:	/s/ He Zhitao
	Name:	He Zhitao
	Title:	Director

[Signature Page to Schedule 13D]

Schedule A

EXECUTIVE OFFICERS AND CONTROL PERSONS OF THE REPORTING PERSON

The following table set forth the names, citizenship, and present principal occupation or employment of each director and executive officer of Hangzhou Liaison Interactive Information Technology Co., Ltd. Unless otherwise noted, the business address for each person listed below is Hangzhou Liaison Interactive Information Technology Co., Ltd., 18/F, Xintu Tower, 451, Wulianwang Street, Binjiang District, Hangzhou, Zhejiang Province 310051, People’s Republic of China.

Name	Citizenship	Present Principal Occupation or Employment
HE Zhitao	China	Chairman of the Board of Directors and General Manager of the Reporting Person; Chairman of the Board of Directors and General Manager of Beijing Shineng Technology Co., Ltd.; Executive Director of Shenzhen Ailianluo Investment Co., Ltd.
CHEN Li	China	Director and Vice General Manager of the Reporting Person; Director and Vice General Manager of Beijing Shuzi Tianyu Technology Co., Ltd.; Executive Director and General Manager of Shenyang Hongyu Internet Technology Co., Ltd; Executive Director and General Manager of Shanghai Haiyang Software Technology Co., Ltd.; Executive Director and General Manager of Nanjing Jinshouyin Business Services Co., Ltd.
GUO Jingbo	China	Director and Vice General Manger of the Reporting Person; Director and Vice General Manager of Beijing Shuzi Tianyu Technology Co., Ltd.; Director of Shilinglong (Beijing) Techonology Co., Ltd.; Executive Director and General Manager of Shenzhen Kenuotai Technology Co., Ltd.
LIN Bin	Canada	Director of the Reporting Person; Chairman of the Board of Directors of Being Huitu Information Technology Co., Ltd.; Executive Officer of Zhuhai Leading Internet High and New Technology Industries Investment Center (LP).
DONG Wei	China	Independent Director of the Reporting Person; General Manager of Shenzhen Pengxuan Investment Management Co., Ltd.; Executive Director and General Manager of Shenzhen Qianhai Pengchen Investment Management Co., Ltd.; Executive Director and General Manager of Shenzhen Qianhai Pengyi Investment Management Co., Ltd.; Director of Guangzhou Interactive Media Technology Co., Ltd.; Director of Wuhan Youxinguang Telecommunications Co., Ltd.; Independent Director of Shenzhen Rihai Communications Technology Co., Ltd.; Independent Director of Shenzhen Pulutong Supply Chain Management Co., Ltd.
LI Hong	China	Independent Director of the Reporting Person; Partner of Beijing Yongtuo Accountants, Shenzhen Office; Director of Shenzhen Gangligong Investment Co., Ltd.; Director of Shenzhen Qianhai Gangli No. 1 Investments (LP).
PAN Bin	China	Independent Director of the Reporting Person; General Manager of Shanghai Ruihui Zekun Asset Management Co., Ltd.; Director of Zhejiang Zili Co., Ltd.; Independent Director of Shanghai Yaoji Poker Co., Ltd.; Independent Director of Shenzhen Pulutong Supply Chain Management Co., Ltd.
LIU Yang	China	Vice General Manager of the Reporting Person.
YANG Yingmei	China	Chief Financial Officer and Vice General Manager of the Reporting Person; Chief Financial Officer of Beijing Shuzi Tianyu Technology Co., Ltd.
YU Junhua	China	Secretary of the Board of Directors and Vice General Manager of the Reporting Person; Director of Shanghai Apollo Machinery Co., Ltd.; Independent Director of Hanghzou Fusite Photovoltaic Co., Ltd.